                                                                              Exhibit 99(e)

                          Entergy New Orleans, Inc.
            Computation of Ratios of Earnings to Fixed Charges and
     Ratios of Earnings to Combined Fixed Charges and Preferred Dividends


                                                                                                                  Sept
                                                               1993      1994      1995       1996      1997      1998

Fixed charges, as defined:
  Total Interest                                                21,092    18,272    17,802     16,304    15,287    14,912
  Interest applicable to rentals                                   544     1,245       916        831       911       992
                                                               ----------------------------------------------------------
Total fixed charges, as defined                                 21,636    19,517    18,718     17,135    16,198    15,904

Preferred dividends, as defined (a)                              2,952     2,071     1,964      1,549     1,723     1,702
                                                               ----------------------------------------------------------

Combined fixed charges and preferred dividends, as defined     $24,588   $21,588   $20,682    $18,684   $17,921   $17,606
                                                               ==========================================================
Earnings as defined:

  Net Income                                                   $47,709   $13,211   $34,386    $26,776   $15,451   $16,938
  Add:
    Provision for income taxes:
     Total                                                      31,938     4,600    20,467     16,216    12,142    12,779
    Fixed charges as above                                      21,636    19,517    18,718     17,135    16,198    15,904
                                                              -----------------------------------------------------------

Total earnings, as defined                                    $101,283   $37,328   $73,571    $60,127   $43,791   $45,621
                                                              ===========================================================

Ratio of earnings to fixed charges, as defined                    4.68      1.91      3.93       3.51      2.70      2.87
                                                              ===========================================================

Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                  4.12      1.73      3.56       3.22      2.44      2.59
                                                              ===========================================================


------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%)
    minus the income tax rate.

(b) Earnings for the twelve months ended December 31, 1991 include the $90 million effect of the 1991 NOPSI Settlement.
